Exhibit 1.

Alpha Pro Tech

LTD.

ALPHA PRO TECH, LTD. ANNOUNCES THIRD QUARTER FINANCIAL RESULTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2008

FOR IMMEDIATE RELEASE

Company Contact:	Investor Relations Contact:
Alpha Pro Tech, Ltd.	Hayden Communications, Inc.
Al Millar/Donna Millar	Cameron Donahue
905-479-0654	651-653-1854
e-mail: ir@alphaprotech.com	e-mail: cameron@haydenir.com

•                  Third quarter revenue increased 10% as compared to third quarter 2007, led by a 124% increase in Engineered Products.

•                  RexSynfelt® synthetic roof underlayment shipped to 200+ stores of a large national chain of building and home improvement products, during third quarter 2008.

•                  Engineered Products inventory decreased by $1.3 million during the third quarter

•                  Cash on hand of $4.8 million as of  September 30, 2008, up from $2.6 million at the end of the second quarter

Nogales, Arizona – November 5, 2008, Alpha Pro Tech (AMEX: APT) a leading manufacturer of products designed to protect people, products and environments, including disposable protective apparel and building products, today announced its financial results for the third quarter and nine months ended September 30, 2008.

Consolidated sales for the third quarter ended September 30, 2008 increased 10% to $10.2 million from $9.3 million in the comparable quarter in 2007.  Engineered Products segment sales for the three months ended September 30, 2008 increased by 124.2% to $3.2 million as compared to $1.4 million for the same period of 2007. The increase for the quarter is primarily due to a 258.9% increase in sales of REX™ Synfelt synthetic roof underlayment and a 14.7% increase in sales of REX™ Wrap house wrap.  Sales for the Disposable Protective Apparel segment decreased by 11.7% to $5.4 million compared to $6.2 million for the same period of 2007. Infection Control segment sales for the third quarter 2008 decreased by 3.8% to $1.46 million compared to $1.51 million for the same period of 2007.

Al Millar, President of Alpha Pro Tech commented, “Our increased sales reflect that our change in distribution channel strategy is starting to gain momentum. In the third quarter we achieved the second highest quarterly revenue in company history and expect to see growth in all three of our core business segments throughout 2009.  Our REX™ synthetic roof underlayment is being favorably received as a cost effective and superior alternative to felt paper. Our ICC-ES approval for our REX™ Wrap house wrap significantly expands our market opportunities as many construction supply companies, builders and architects require this certification to sell the product. Although our house wrap sales are growing and we expect will continue to grow, the downturn in the housing market continues to affect our house wrap sales as fewer houses are being built and distributors continue to keep inventories low.  We continue to be optimistic that the new distribution channel strategy will broaden our ability to take advantage of market opportunities for house wrap and synthetic roof underlayment for the remainder of 2008 and for 2009.  We are currently working on opportunities with existing and new distributors and expect that this segment will significantly increase in the coming quarters.”

Mr. Millar continued, “The decrease in sales for the Disposable Protective Apparel segment is primarily related to decreased sales to our largest distributor as well as lower sales to other clean room and industrial distributors, partially offset by increased sales to a major national distributor from whom we received preferred vendor status during the first quarter of 2008. Although sales for this segment were down for the quarter, sales have increased quarter over quarter in the second and third quarters of this year. In addition, sales in the third quarter of 2007 were the highest in the past six quarters, making it a challenging comparison.  We expect growth in this segment for 2009.”

Consolidated sales for the nine months ended September 30, 2008 decreased 3.1% to $26.7 million from $27.5 million for the same period of 2007.  Sales for the Disposable Protective Apparel segment decreased by $2.2 million primarily for the reasons mentioned above. Engineered Products segment sales increased by 51.4% or $2.2 million primarily due to increased sales of REX™ Synfelt synthetic roof underlayment.  Infection Control segment sales decreased by $694,000, with shield sales being down $566,000 and mask sales down $128,000 or 3.7%.  Mask sales decreased primarily due a decrease in N-95 respirator mask sales. Dental and industrial mask sales increased for the first nine months of 2008.  Shield sales were down primarily due to a non-recurring order in the first quarter of 2007.  Subsequent to quarter end, we received a $1.7 million shield order from the same customer from which we received the non-recurring order from in the first quarter of 2007.  The revenue for this order will be recognized over the next three quarters, as the products are shipped.

Gross profit decreased 0.9% to $4.36 million for the third quarter 2008, or 42.6% gross profit margin, from $4.4 million, or 47.2% gross profit margin, for the same period in 2007.  For the nine months ended September 30, 2008, gross profit decreased by 8.6% to $11.7 million, or 44.0% gross profit margin, from $12.8 million or 46.7% gross profit margin for the same period in 2007.

Gross margin was affected for the three and nine months ended September 30, 2008 primarily due to a change in product mix and raw material cost increases.  Engineered Products have lower margins and raw material costs have increased in China and the United States due to higher crude oil prices, increased labor costs in China and the strengthening of the Chinese currency.  We do expect our gross margins for the Disposable Protective Apparel segment to improve in 2009 as we pass on prices increases to our distributors.

Selling, general and administrative expenses increased by 4.4% to $3.1 million for the third quarter 2008 from $2.9 million for the same quarter last year.  Selling, general and administrative expenses decreased by 1.5% to $9.4 million for the nine months ended September 30, 2008 from $9.5 million for the nine months ended September 30, 2007. As a percentage of net sales, selling, general and administrative expenses decreased to 30.1% for the three months ended September 30, 2008 from 31.7 % for the same period in 2007 and increased slightly to 35.3% for the nine months as compared to 34.8% for the same period last year.

Net income decreased 18.7% for the three months ended September 30, 2008 to $745,000 compared to net income of $916,000 for the three months ended September 30, 2007.  Basic and diluted income per share for the three months ended September 30, 2008 and 2007 was $0.03 and $0.04, respectively.  Net income decreased by 35.3% to $1.3 million for the nine months ended September 30, 2008 compared to net income of $2.0 million for the same period of last year.  Basic and diluted income per share for the nine months of 2008 and 2007 was $0.05 and $0.08, respectively.

The balance sheet continued to remain strong with a current ratio of 16.9 to 1 on September 30, 2008. The Company completed the quarter with cash and cash equivalents of $4.8 million, up from $2.6 million at the end of the second quarter of 2008 and working capital of $22.9 million.  Inventories as of September 30, 2008 decreased by $1.4 million or 10.3% to $12.7 million compared to $14.1 million as of December 31, 2007.

Lloyd Hoffman, Chief Financial Officer commented, “Engineered Products segment inventory has decreased by $1.3 million during the third quarter of 2008 and has decreased by $1.5 million since December 31, 2007 and we expect our inventory to continue to be reduced in the coming quarters to levels that are more in line with our sales volume.”

Mr. Hoffman concluded, “On April 2, 2008, our Board of Directors authorized the repurchase of up to an additional $2,000,000 of our outstanding common stock. For the nine months ended September 30, 2008, we have repurchased and retired 1,026,400 shares of common stock at a cost of $1.3 million. As of September 30, 2008, we have repurchased and retired a total of 3,932,500 shares of common stock at a cost of $4.8 million through our repurchase program. Future repurchases are expected to be funded from cash on hand and cash flow from operations.”

The Company currently has no outstanding debt and maintains an unused $3.5 million credit facility.

About Alpha Pro Tech, Ltd.

Alpha Pro Tech, Inc. develops, manufactures and markets innovative disposable and limited-use protective apparel products for the industrial, clean room, medical and dental markets. In addition, Alpha ProTech Engineered Products, Inc. manufactures and markets a line of construction weatherization products, including building wrap and roof underlayment. The Company has manufacturing facilities in Salt Lake City, Utah; Nogales, Arizona; Janesville, Wisconsin; Valdosta, Georgia; and a joint venture in India. For more information and copies of all news releases and financials, visit Alpha Pro Tech’s Website at http://www.alphaprotech.com.

The Private Securities Litigation Reform Act of 1995 (“Act”) provides a safe harbor for forward-looking information made on behalf of the Company. Forward-looking statements involve risks, uncertainties and assumptions as described from time to time in registration statements, annual reports and other periodic reports and filings of the Company filed with the Securities and Exchange Commission. All statements, other than statements of historical facts which address the Company’s expectations of sources of capital or which express the Company’s expectations for the future with respect to financial performance or operating strategies, can be identified as forward-looking statements. As a result, there can be no assurance that the Company’s future results will not be materially different from those described herein as “believed,” “anticipated,” “estimated” or “expected,” which reflect the current views of the Company with respect to future events. We caution readers that these forward-looking statements speak only as the date hereof. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which such statement is based.

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-tables follow-

CONSOLIDATED INCOME STATEMENTS (Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2008	2007	2008	2007

Net sales	$10,217,000	$9,308,000	$26,654,000	$27,501,000

Cost of goods sold, excluding depreciation and amortization	5,862,000	4,913,000	14,931,000	14,671,000

Gross margin	4,355,000	4,395,000	11,723,000	12,830,000

Expenses:
Selling, general and administrative	3,078,000	2,949,000	9,413,000	9,557,000
Depreciation and amortization	151,000	114,000	433,000	349,000

Income from operations	1,126,000	1,332,000	1,877,000	2,924,000

Other income
Equity in income of unconsolidated affiliates	85,000	128,000	123,000	194,000
Interest, net	7,000	28,000	59,000	58,000

Income before provision for income taxes	1,218,000	1,488,000	2,059,000	3,176,000

Provision for income taxes	473,000	572,000	790,000	1,216,000

Net income	$745,000	$916,000	$1,269,000	$1,960,000

Basic net income per share	$0.03	$0.04	$0.05	$0.08

Diluted net income per share	$0.03	$0.04	$0.05	$0.08

Basic weighted average shares outstanding	24,720,617	25,626,172	24,979,837	25,240,202

Diluted weighted average shares outstanding	24,720,617	25,636,151	24,979,837	25,630,223

BALANCE SHEET HIGHLIGHTS

	September 30	December 31
	2008	2007
Cash	$4,817,000	$4,064,000
Total Current Assets	$24,418,000	$24,604,000
Net Property and Equipment	$3,083,000	$3,439,000
Total Assets	$29,089,000	$29,486,000

Total Current Liabilities	$1,447,000	$1,935,000
Total Liabilities	$2,198,000	$2,682,000
Shareholder’s Equity	$26,891,000	$26,804,000
Total Liabilities and Equity	$29,089,000	$29,486,000